SECURIT 21001851

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SEC Mail Processing Section FEB 26 2021 Washington, DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Benedetto, Gartland & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 4th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Rahn **(917) 863-1694**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul A. Rahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benedetto, Gartland & Company, Inc., as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

State of New York County of Westchester
Subscribed and sworn to (or affirmed) before me this 23rd day of February, 2021.
by ______________________________
EBONY HURDLE, Notary Public #01HU6165247
My Commission Expires May 7, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BENEDETTO, GARTLAND & COMPANY, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2020

BENEDETTO, GARTLAND & COMPANY, INC.

INDEX

FARKOUH
FURMAN&FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benedetto, Gartland & Company, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Benedetto, Gartland & Company, Inc.'s management. Our responsibility is to express an opinion on Benedetto, Gartland & Company, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benedetto, Gartland & Company, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Benedetto, Gartland & Company, Inc.'s auditor since 2005.
New York, New York
February 23, 2021

460 Park Avenue, New York, NY 10022 T. 212.245.5900 F. 212.586.3240 fffcpas.com

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$	585,873
Prepaid Expenses		68,038
Machinery and Equipment, Net of Accumulated Depreciation of $29,672		6,646
Total Assets	$	660,557

LIABILITIES

Accounts Payable	$	80,321
Accrued Expenses		27,500
Note Payable		55,665
Total Liabilities		163,486

STOCKHOLDER'S EQUITY

Common Stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding		1
Additional Paid-In Capital		2,994,622
(Deficit)		(2,497,552)
Total Stockholder's Equity		497,071
Total Liabilities and Stockholder's Equity	$	660,557

The notes to statement of financial condition
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2020

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

FEES RECEIVABLE - Fees receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the status of receivables, and unusual circumstances, if any. Fees considered uncollectible are charged against the allowance.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City.

Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020.

(continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2020

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

REVENUE RECOGNITION - The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers." Under the standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company earns advisory fees through advising clients on equity and debt financings, financial restructurings, and mergers and acquisitions (individually a "Transaction"). The fees charged by the Firm for these services are typically success-based fees based on the amount of a financing or value of an acquired asset. Revenues are recognized when the client obtains the control and benefit of a Transaction as the Company believes that this is the appropriate point in time to recognize revenue for a Transaction as there are no significant actions which the Company needs to take subsequent to this time and the client obtains the control and benefit of the Transaction at that point. The Company does not disclose information about remaining performance obligations pertaining to contracts with variable consideration allocated entirely to a wholly unsatisfied performance obligation. These contracts pertain to performance obligations of advisory services for Transactions and successful results of litigation, have no set durations and where the variable consideration is based on the dollar amount of the Transaction or litigation.

CASH AND CASH EQUIVALENTS - The Company maintains all of its cash balances in a checking and savings account at a major international bank. The Company did not maintain cash in any other investment account in 2020. During the course of the year ended December 31, 2020, the bank balances were in excess of the FDIC insurance limit.

MACHINERY AND EQUIPMENT – Machinery and equipment are stated at their cost and are depreciated using the straight-line method over five years.

RISKS AND UNCERTAINTIES:

In March 2020 the World Health Organization declared the outbreak of the novel coronavirus COVID-19 a global pandemic. The Company is actively monitoring this outbreak and its impact on operations. The circumstances surrounding the pandemic create uncertainty in expectations for future revenue. The Company believes that current assets and prospective revenue will allow for continued operations.

(continued)

NOTE PAYABLE:

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In April 2020, the Company obtained a PPP loan for $55,665, which is presented as Note Payable on the Company's Statement of Financial Condition. The note matures in April 2022 and bears interest at a fixed annual interest rate of 0.98%, with the first six months of interest deferred. The Company believes it used all of the proceeds from the note for qualifying expenses and thus expects to receive approval of its application for the loan to be forgiven in the future, at which time the Company will recognize a gain on forgiveness of the loan.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are typically conducted with counterparties which may include domestic or international corporations. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit-worthiness of its counterparties. During the year ended December 31, 2020, the Company did not earn any advisory fees. At December 31, 2020, there were no receivables due from any counterparty.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2020, the Company had net capital of $476,649, which is above the minimum net capital requirement of $7,188 by $469,461, and the Company's ratio of aggregate indebtedness to net capital was 0.226 to 1.

LITIGATION SUPPORT BUSINESS:

As part of its investment banking activities, the Company has significant experience in complex litigation and has provided litigation support on behalf of numerous clients in a wide range of matters. As of December 31, 2020, the Company was actively engaged in litigation support activities. Intrinsic to the Company's investment banking business is a practice of heavily weighting its revenues toward contingent "success fees". The Company frequently absorbs its expenses as part of its investment banking engagements and has extended this practice to its litigation support activities. The financial terms of its litigation support activities are consistent with the Company's general practices. The Company is seeking to expand its activities in litigation support on a contingency fee basis, including accepting financial responsibility for litigation costs, such as legal expenses, in exchange for a significant share of any recovery from judgements or settlements. The Company is not a party to any of the litigation for which it provides support. The President of the Company is the father of the complainant in the active litigation support as of December 31, 2020.

(continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2020

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2020, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 23, 2021 which is the date on which the financial statements were available to be issued.